I am working on a project that I think you may be interested in as an investor.

Monarch Village is a retirement living/senior living complex for American expats.

This capital raising campaign will be open to the general public on March 1.

In the meantime, I am getting investor interest in this friends & family period where I hope to make our early investors very appealing returns.

For the first group of investors, I am providing financial incentive investor perks at the $10,000 level.

After reviewing the investment assumptions and potential profit outcomes, if this is something you might be interested in, please pledge your interest.

All of the details will be communicated through the crowdfunding portal at:

https://wefunder.com/monarch.village

Dale